PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(b)(3)
DATED JUNE 2, 1999

TO PROSPECTUS DATED APRIL 5, 1999                    REGISTRATION NO. 333-22705


                              THOUSAND TRAILS, INC.

                         416,179 SHARES OF COMMON STOCK

         This Prospectus Supplement (this "Supplement") contains summary financial information for Thousand Trails, Inc., a Delaware corporation (the "Company"), for the nine and three month periods ended March 31, 1999, and other information recently reported by the Company. This Supplement should be read in conjunction with the Prospectus dated April 5, 1999 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given to them in the Prospectus.

         FINANCIAL INFORMATION. The Company reported net income of $4.4 million or $.53 per diluted share on revenues of $51.1 million for the first nine months of fiscal 1999, which ended March 31, 1999. This compares with net income of $10.6 million or $1.26 per diluted share on revenues of $55.0 million for the same period last year.

         For the quarter ended March 31, 1999, the Company reported net income of $930,000 or $.11 per diluted share on revenues of $14.9 million, compared with net income of $2.1 million or $.25 per diluted share on revenues of $15.6 million for the same quarter last year.

         A summary of the Company's financial results is set forth below (in millions, except for per share amounts):


                                    For the Nine Months Ended            For the Three Months Ended
                                            March 31,                             March 31,
                                    -------------------------            --------------------------
                                      1999             1998                1999              1998
                                    --------         --------            --------          --------
CONDENSED CONSOLIDATED
    OPERATING STATEMENTS:
Total revenues                       $51.1            $54.9               $14.9             $15.6
Total expenses                       (44.9)           (44.0)              (13.3)            (13.4)
Income tax provision                  (1.8)            (0.4)               (0.7)             (0.1)
                                    --------         --------            --------          --------
Net income                            $4.4            $10.5                $0.9              $2.1
                                    ========         ========            ========          ========

Net income per share-Basic            $0.59            $1.43               $0.12             $0.28
                                    ========         ========            ========          ========
Net income per share-Diluted          $0.53            $1.26               $0.11             $0.25
                                    ========         ========            ========          ========

Shares used in calculation
   Basic                               7.5              7.4                 7.7               7.4
                                    ========         ========            ========          ========
   Diluted                             8.4              8.4                 8.5               8.4
                                    ========         ========            ========          ========





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
                                               March 31,             June 30,
                                                 1999                  1998
                                            -------------          -------------
                                             (Unaudited)
BALANCE SHEET DATA
Cash and cash equivalents                        $1.2                  $13.6
Receivables, net                                  1.6                    4.2
Campground properties                            34.3                   35.2
Land held for sale                                2.9                    3.9
Total assets                                     56.1                   74.3
PIK Notes, including deferred gain               -0-                    33.0
Borrowings under Credit Agreement                11.0                   -0-
Stockholders equity                               7.5                    2.8


         While the Company's revenues declined slightly in the current quarter compared with the same quarter last year, the Company's revenues were approximately the same in the nine-month periods ended March 31, 1999 and 1998, excluding gains on asset sales and nonrecurring income. Gains on asset sales were $1.1 million in the nine months ended March 31, 1999, compared with $3.7 million in the same period last year. In addition, the prior three and nine month periods had $588,000 and $1.1 million, respectively, of nonrecurring income. The Company's expenses declined in the current quarter compared with the same quarter last year, although the Company incurred higher expenses in the nine months ended March 31, 1999, compared with the same period last year.

         OTHER INFORMATION. The Company is involved in litigation in the ordinary course of business. In one such action, a property owners association has brought suit against a subsidiary of the Company that was previously involved in the Company's resort operations, alleging that the subsidiary owes in excess of $2.5 million for past due maintenance fees on subdivided lots owned by the subsidiary. The subsidiary has denied the claim and is vigorously defending the lawsuit. Although discovery in the lawsuit has not been completed, management does not believe that it will have a material adverse effect upon the Company's operations or financial position.

         In connection with their proposed acquisitions of additional shares of the Company's common stock, Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments II, LP, two of the Company's largest stockholders, requested the Company's consent required under the transfer restrictions contained in the Company's certificate of incorporation. Such restrictions are designed to avoid an "ownership change" within the meaning of the applicable federal income tax regulations that could adversely affect the Company's net operating loss carry forwards. The proposed acquisitions, however, did not involve an "ownership change" for federal income tax purposes. As a condition to its consent, the Company required these stockholders and their affiliates to enter into an agreement with the Company which limits their ability to enter into specified extraordinary transactions with the Company without the prior approval of either a majority of the disinterested directors or a majority of the other stockholders of the Company. For this purpose, an extraordinary transaction includes any transaction to acquire the shares of common stock held by the public if the transaction is proposed by any of these stockholders or their affiliates. These stockholders and their affiliates reported that, as of April 30, 1999, they beneficially owned an aggregate of 4,928,486 shares of common stock


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(including 219,521 shares issuable upon exercise of warrants and options), which represent approximately 59% of the Company's outstanding shares.

         The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which was filed with the Securities and Exchange Commission on May 14, 1999, contains additional financial and other information concerning the Company as of and for the nine and three month periods ended March 31, 1999. See "Available Information" in the Prospectus.





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